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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         FINAL AMENDMENT TO SCHEDULE 13D


                  STATEMENT OF BENEFICIAL OWNERSHIP PURSUANT TO
              SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         ABR INFORMATION SERVICES, INC.
                                (Name of Issuer)

                 VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   00077R 10 8
                      (CUSIP Number of Class of Securities)

                                 GARY M. NELSON
                              CERIDIAN CORPORATION
                             8100 34TH AVENUE SOUTH
                          MINNEAPOLIS, MINNESOTA 55425
                                 (612) 853-4291
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 with copies to:

                               TIMOTHY J. SCALLEN
                                THOMAS C. THOMAS
                        OPPENHEIMER WOLFF & DONNELLY LLP
                               PLAZA VII BUILDING
                             45 SOUTH SEVENTH STREET
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 607-7000

                                  JULY 22, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


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CUSIP No. 00077R 10 8                                                       13D
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1)  NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON
    Ceridian Corporation

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2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [     ]
         (b)  [     ]

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3)  SEC USE ONLY


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4)  SOURCE OF FUNDS
    BK, AF, WC, OO

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5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]

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6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

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                              7)   SOLE VOTING POWER
                                        1,000
                              -------------------------------------------------
                              8)   SHARED VOTING POWER
NUMBER OF
SHARES BENEFICIALLY            ------------------------------------------------
OWNED BY EACH                 9)   SOLE DISPOSITIVE POWER
REPORTING PERSON                         1,000
WITH                          -------------------------------------------------
                              10)  SHARED DISPOSITIVE POWER


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11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,000

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12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [    ]

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13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     100%

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14)  TYPE OF REPORTING PERSON
     CO
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         This Final Amendment to Schedule 13D amends the Schedule 14D-1 filed on
May 7, 1999 (as thereafter amended), which also served as the initial Schedule 13D ("Schedule 13D"), by Spring Acquisition Corp., a Florida corporation (the "Purchaser"), and a wholly owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), with respect to the tender offer to purchase all of the outstanding shares of the voting common stock, par value $0.01 per share (collectively, the "Shares"), of ABR Information Services, Inc., a Florida corporation (the "Company"), at $25.50 per share, net to the sellers in cash, without interest, and hereby further amends such statement on Schedule 13D to add the supplemental information set forth below.

         Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On April 30, 1999, the Company entered into an Agreement and Plan of Merger (as amended on June 2, 1999, the "Merger Agreement") with Parent and Purchaser, pursuant to which Parent and Purchaser agreed to commence a cash tender offer (the "Offer") at a price of $25.50 per Share for all outstanding Shares of the Company and, subject to customary terms and conditions, to thereafter proceed with a "cash out" merger (the "Merger") at $25.50 per Share of all Shares not purchased pursuant to the Offer.

         On July 22, 1999, (the "Effective Time"), the Merger was consummated through a merger of the Purchaser into the Company, with the Company continuing as the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the Effective Time, (a) each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent or Shares that are owned by the Company or any of its subsidiaries and in each case not held on behalf of third parties) was canceled, extinguished and converted into the right to receive, without interest, $25.50 in cash, and (b) each of the 1,000 shares of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Surviving Corporation. As a result, Parent owns all of the 1,000 issued and outstanding shares of common stock of the Surviving Corporation.

         At the Effective Time, certain directors of the Purchaser became directors of the Surviving Corporation. Following the Merger, the Company will cease to have any class of securities either listed on any securities exchange, included in any automated quotation system or required to be registered pursuant to the Securities Exchange Act of 1934, as amended. The Company will terminate registration of the Shares under the Securities Exchange Act of 1934, as amended.



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ITEM 5  INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) Parent beneficially owns 100% of the outstanding shares of Common Stock of the Surviving Corporation. Parent has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all of such Shares.

         (c) Pursuant to the Offer, Parent and the Purchaser accepted for payment all of the 28,271,063 Shares that had been validly tendered and not withdrawn in the Offer. Promptly thereafter, Parent and the Purchaser paid for such Shares, at a price of $25.50 per Share, for a total purchase price of approximately $721 million. On July 22, 1999, any remaining Shares were "cashed out" pursuant to the Merger described above.

         (d) No person other than Parent has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (g)(3)   Articles of Merger merging the Purchaser into the Company.




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                                   SIGNATURES

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 22, 1999     CERIDIAN CORPORATION


                          By:      /s/ Gary M. Nelson
                                   ------------------------------------------
                                   Gary M. Nelson
                                   VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY


                          SPRING ACQUISITION CORP.


                          By:      /s/ Gary M. Nelson
                                   ------------------------------------------
                                   Gary M. Nelson
                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER



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                                  EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION
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
                        Articles of Merger merging Spring Acquisition
  (g)(3)                Corporation into ABR Information Services, Inc.
